Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

December 8, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER 2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended August 31, 2009 - Amended, SEDAR filed on November 4, 2009,

➢

Oromin Explorations Ltd. – News Release dated November 5, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report

➢

Oromin Explorations Ltd. – News Release dated November 20, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: December 8, 2009	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Six months ended August 31, 2009

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended August 31, 2009.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

		February 28,
	August 31,	2009
	2009	(audited)

ASSETS

Current
Cash and cash equivalents	$8,245,936	$6,550,450
Receivables	119,797	195,379
Investments (Note 5)	95,832	71,874
Prepaid expenses and deposits	24,315	11,122
	8,485,880	6,828,825

Resource properties (Note 6)	47,021,509	40,292,264
Advances to joint venture	9,056,937	1,787,158
Contractor deposit	191,923	222,372
Equipment and fixtures	188,376	213,463
Performance bond – restricted cash	7,421	24,525
	$64,952,046	$49,368,607

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$3,443,907	$2,332,359

Shareholders’ equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued: 94,642,035 common shares
(February 28, 2009 – 66,067,606)	76,781,596	58,528,199
Contributed surplus (Note 7)	10,930,812	8,475,106
Accumulated other comprehensive loss	(275,518)	(299,476)
Deficit	(25,928,751)	(19,667,581)
	61,508,139	47,036,248
	$64,952,046	$49,368,607

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Operations

(Unaudited – Prepared by Management)

	Three months		Three months	Six months	Six months
	Ended		Ended	Ended	Ended
	August 31,		August 31,	August 31,	August 31, 2008
	2009		2008	2009

EXPENSES
Amortization	$12,429		$15,852	$25,087	$16,553
Filing and transfer fees	30,184		17,352	32,336	20,356
Office and rent	13,688		52,001	78,582	94,984
Professional and consulting fees	84,741		164,968	172,873	279,006
Salaries and benefits	292,707		87,253	407,721	133,141
Stock-based compensation (Note 9)	2,456,418		254,230	2,456,418	4,598,369
Travel and public relations	28,227		80,379	115,957	174,674

	(2,918,394)		(672,035)	(3,288,974)	(5,317,083)

OTHER INCOME (EXPENSE)
Write-down oil & gas property (Note 6)	(2,344,086)		-	(2,344,086)	-
Foreign exchange (loss) gain	(429,506)		78,263	(675,430)	(14,816)
Project management fees	(90,788)		-	44,784	-
Interest income	1,074		83,654	2,536	261,695
Loss on disposition of investment	-		-	-	(447,458)
	(2,863,306)		161,917	(2,972,196)	(200,579)

Loss for the period	(5,781,700)		(510,118)	(6,261,170)	(5,517,662)

Other comprehensive gain (loss)
Unrealized gain (loss) on investments (Note 5)	29,948		(83,853)	23,958	(125,284)

Total comprehensive loss for the period	$(5,751,752)	$	(593,971)	$(6,237,212)	$(5,642,946)

Basic and diluted loss per common share	$(0.06)		$(0.01)	$(0.08)	$(0.08)

Weighted average number of shares outstanding	89,050,082		65,209,056	77,858,843	65,145,054

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Deficit and Accumulated Other Comprehensive Loss

(Unaudited – Prepared by Management)

Three months		Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
STATEMENT OF DEFICIT
Balance, beginning of period	$20,147,051	$20,100,940	$19,667,581	$15,093,396
Net loss for the period	5,781,700	510,118	6,261,170	5,517,662
Balance, end of period	$25,928,751	$20,611,058	$25,928,751	$20,611,058

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE LOSS
Balance, beginning of period	$305,466	$125,284	$299,476	$531,311
Unrealized loss on investments	-	83,853	-	131,769
Unrealized gain on investments	(29,948)	-	(23,958)	(6,485)
Reversal of loss on investment disposed of	-	-	-	(447,458)

Balance, end of period	$275,518	$209,137	$275,518	$209,137

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
	(Restated –		(Restated –
	Note 2)		Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(5,781,700)	$(510,118)	$(6,261,170)	$(5,517,662)
Items not affecting cash
Stock-based compensation	2,456,418	254,230	2,456,418	4,598,369
Writedown of oil & gas property	2,344,086	-	2,344,086	-
Loss on disposition of investment	-	-	-	447,458
Amortization	12,429	15,852	25,087	16,553
Foreign exchange loss (gain)	(105)	(4,660)	30,449	(5,641)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(82,640)	318,654	(21,192)	(24,392)
Receivables	51,516	12,196	92,686	(26,894)
Prepaid expenses and deposits	(13,193)	-	(13,193)	-

	(1,013,189)	86,154	(1,346,829)	(512,209)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash - net	18,484,881	93,939	18,484,881	483,098
Proceeds of oil & gas farm-out	1,615,217	-	1,615,217	-
Change in amounts due to (from) joint venture	-	-	-	-

	20,100,098	93,939	20,100,098	483,098

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(7,644,615)	(6,063,915)	(9,788,004)	(10,670,686)
Advance to joint venture	(4,346,667)	-	(7,269,779)	-
Proceeds of oil and gas farm-out	1,615,217	-	1,615,217	-
Purchase of equipment and fixtures	-	(110,973)	-	(222,165)

	(10,376,065)	(6,174,888)	(15,442,566)	(10,892,851)

Change in cash	7,095,627	(5,994,795)	1,695,486	(10,921,962)
Cash - beginning of period	1,150,309	21,212,750	6,550,450	26,139,917

Cash – end of period	$8,245,936	$15,217,955	$8,245,936	$15,217,955

Supplemental disclosure with respect to cash flows (Note 11)

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage.  Consequently, the Company defines itself to be in the exploration stage.  The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future. Note 7 sets out that the Company has recently completed a successful equity financing.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information and note disclosure required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2009.

Restatement

The Company has restated its Statements of Cash Flows for the three and six months ended August 31, 2009 to classify the proceeds of an oil and gas farm-out as an investing activity rather than as a financing activity. In addition, certain disclosures have been added to these interim financial statements.

3.

SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.

CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets

Effective March 1, 2009, the Company adopted CICA Handbook Section 3064 Goodwill and Intangible Assets which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has not had a significant impact on the Company’s consolidated financial statements.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

4.

CHANGES IN ACCOUNTING POLICIES (continued)

Business combinations

In January 2009, the CICA issued the new Handbook Section 1582 “Business Combinations”, effective for fiscal years beginning on or after January 1, 2011. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. This standard is not expected to have any effect on the Company’s financial statements unless and until one or more business combination transactions occur.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB")  confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

5.

INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at August 31, 2009 of $0.08 per share or $95,832 in the aggregate. The Company classifies these shares as available for sale, and accordingly any revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period ended August 31, 2009 the Company recognized a gain in fair value attributable to the shares of Lund totaling $23,958 credited to other comprehensive income.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

6.

RESOURCE PROPERTIES

		Sabodala, Senegal	Santa Rosa Argentina	Total

Balance, February 28, 2009		$36,759,620	$3,532,644	$40,292,264

Camp operation		838,027	-	838,027
Contractors and geological staff		676,869	-	676,869
Corporate services fee		1,094,300	-	1,094,300
Drilling		2,854,195	1,300,179	4,154,374
Engineering		2,003,817	-	2,003,817
Exploration office		126,562	72,972	199,534
Land and legal		32,322	88,093	120,415
Presumptive income tax		-	17,935	17,935
Sample analysis		730,952	-	730,952
Social programs		161,719	23,547	185,266
Travel and accommodation		242,167	26,966	269,133
Wages and benefits		397,926	-	397,926
		9,158,856	1,529,692	10,688,548
Proceeds of partial disposition	(Note 6(b))	-	(1,615,217)	(1,615,217)
Writedown of carrying costs	(Note 6(b))	-	(2,344,086)	(2,344,086)

Balance, August 31, 2009		$45,918,476	$1,103,033	$47,021,509

a)

Sabodala gold project, Senegal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention grants the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs.  In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

6.

RESOURCE PROPERTIES AND DEFERRED COSTS (continued)

a)

Sabodala gold project, Senegal (continued)

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production.

Effective March 11, 2009 the Company agreed to a renewal of the corporate advisory agreement with Bendon, and committed to make payments totaling US$1,250,000 between March and December 2009. During the six-month period ended August 31, 2009 the Company incurred fees to Bendon of  $1,094,300.

b)

Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, Exploraciones Oromin SA (“EOSA”), over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree EOSA was committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011; this has occurred.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire a 32.48% interest in the Santa Rosa Property by contributing US$1,400,000 to exploration and development of the project, following which the joint venture partners are to fund ongoing expenditures pro rata to their interests. The LOI was superseded in December 2008 by the settlement and execution of various formal agreements incorporating the terms of the LOI. On May 4, 2009 Otto paid the US$ 1,400,000, translated as $1,649,340 and acquired its 32.48% interest in the Santa Rosa project by acquiring that per cent interest in the shares of Cynthia Holdings Limited (“Cynthia”) which in turn owns all the shares of EOSA, which holds the hydrocarbon rights granted under Decree 1018/2008.

In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. The Company has recognized that the dry hole is indicative of probable impairment of certain costs of the Santa Rosa project, and has written off the related costs of $2,344,086. EOSA’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 28, 2009	66,067,606	$58,528,199	$8,475,106
Issued for cash pursuant to private placement	28,571,429	20,000,000	-
Less: Share issue costs	-	(1,748,365)	-
Issued for cash on exercise of stock options	3,000	1,050	-
Transfer of contributed surplus on option exercise		712	(712)
Stock-based compensation	-	-	2,456,418
Balance as at August 31, 2009	94,642,035	$76,781,596	$10,930,812

In June 2009 the Company completed a private placement of 28,571,429 common shares at the price of $0.70 per share for gross proceeds of $20,000,000. The agents were paid a cash commission of $1,260,000.

8.

WARRANTS

As at August 31, 2009, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
	$
540,000	2.75	November 15, 2009
2,700,000	3.30	* November 15, 2009
900,000	3.30	November 26, 2009

4,140,000

* These warrants are subject to accelerated conversion provisions under certain circumstances.

There has been no share purchase warrant activity for the six month period ended August 31, 2009.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

9.

STOCK OPTIONS

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding,
February 28, 2009	5,578,000	$2.50
Granted	3,870,000	1.12
Exercised	(3,000)	0.35
Expired	(100,000)	2.60

Outstanding, August 31, 2009	9,345,000	$1.93
Exercisable,
August 31, 2009	9,345,000	$1.93

As at August 31, 2009, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
	$
75,000	0.40	June 1, 2010
84,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
75,000	2.79	October 1, 2010
100,000	0.80	November 22, 2010
1,621,000	1.90	February 15, 2011
20,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
75,000	3.40	March 1, 2013
2,320,000	3.25	March 26, 2013
250,000	3.00	May 14, 2013
3,870,000	1.12	July 10, 2014

9,345,000

During the six-month period ended August 31, 2009 the Company granted options to acquire 3,870,000 common shares with a weighted average fair value of $0.63 per option resulting in stock-based compensation expense of $2,456,418 with a corresponding credit to contributed surplus as set out in Note 7. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of five years, volatility 70 per cent, risk-free equivalent yield 2.4 per cent and no dividends.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

10.

RELATED PARTY TRANSACTIONS

	2009	2008

Professional and consulting fees	258,540	147,068
Salaries and benefits	322,560	86,100
Accrual for indemnification	232,196	-

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at August 31, 2009 is $338,527 (February 28, 2009 - $114,938) due to directors and companies with common directors. This amount includes $232,196 (February 28, 2009 - $nil) in respect of an indemnification to a senior officer and director for certain income tax costs payable by him in 2010 in respect of placing free trading shares and acquiring private placement shares in substitution.  The related cost has been charged to share capital as a share issue cost.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the six-month period ended August 31, 2009 were as follows:

a)

The Company incurred resource property costs of $3,011,333 through accounts payable;

b)

The Company incurred share issue costs of $232,916 through accounts payable;

c)

The Company recorded a performance bond payment to be received of $17,204 in receivables;

d)

The Company recorded an allocation of contributed surplus on the exercise of options of $712.

The significant non-cash transactions for the six-month period ended August 31, 2008 were as follows:

a)

The Company incurred resource property costs of $1,352,257 through accounts payable;

b)

The Company delivered 750,000 shares of Surge Global Energy Inc. (“Surge”) with a fair value of $81,650 as partial consideration for the acquisition from Surge of a 17.52 per cent interest in the Santa Rosa project

c)

The Company recorded an allocation of contributed surplus on the exercise of options of $187,996;

d)

The Company recorded an allocation of contributed surplus on the exercise of warrants of $17,002.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

12.

SEGMENTED INFORMATION

The Company has one operating segment, the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	August 31, 2009	February 28, 2009

Senegal	$45,918,476	$36,759,620
Argentina	1,103,033	3,532,644
Canada	188,376	213,463

	$47,209,885	$40,505,727

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED AUGUST 31, 2009

– AMENDED –

Introductory Comment and Overview

This amended management discussion and analysis is filed together with restated interim unaudited financial statements for the three months and six months ended August 31, 2009. The nature of the restatement is set out in Note 2 to the restated financial statements. The Company restated its Statements of Cash Flows for the three and six month periods to classify the proceeds of an oil and gas farm-out as an investing activity rather than as a financing activity. In addition, certain disclosures have been added to the restated interim financial statements.

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the six months ended August 31, 2009, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Sénégal. In the Province of Mendoza, Argentina, we drilled the first wildcat well on our Santa Rosa oil & gas concession which was announced on July 28 to be a dry hole. The Company holds a 43.5% interest in the Sabodala Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”).

This MD&A is dated October 31, 2009 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the six months ended August 31, 2009 and subsequently to the date of this report, giving prominence to the most recent three months ended August 31.

1.

We completed a significant private placement financing with gross proceeds of $20.0 million on June 19, 2009. As set out in Note 7 to the second quarter financial statements, we issued 28,571,429 common shares at the price of $0.70 per share. This financing has provided us with a robust level of funding for our activities for the balance of the current fiscal year and extending into fiscal 2010-2011. We are pleased to welcome as a shareholder IAMGOLD Corporation, whose participation in the financing provides them with a 17 per cent shareholding in Oromin.

2.

We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $9.2 million to our investment in the Sabodala project in the first two fiscal quarters, and are continuing with aggressive work schedules. Total joint venture expenditures during the first two fiscal quarters, managed by Oromin, were approximately $16.1 million of which Oromin’s share was $8.0 million.

3.

On September 9, 2009 we issued a news release about the Sabodala Gold Project summarizing a pre-feasibility study (PFS) and providing an update of drilling results which described new higher grade gold discoveries at four gold targets and higher grade gold mineralization at depth at three previously established targets. This release sets out 9.064 million tonnes of indicated mineral resources grading 3.34 gms/tonne at the Golouma West, Golouma South and Kerekounda deposits, and 32.8 million tonnes of indicated mineral resources grading 1.20 gms/tonne at the Masato deposit; and 0.759 million tonnes of inferred mineral resources grading 4.01 gms/tonne at the Golouma West, Golouma South and Kerekounda deposits, and 7.385 million tonnes of inferred mineral resources grading 1.13 gms/tonne at the Masato, Niakafiri Southeast and Maki Medina deposits. Total contained gold in indicated resource classifications are 2.186 million ounces, and in inferred resource classifications 0.357 million ounces. These resources are based on drill data collected to May 29, 2009. This PFS does not incorporate certain higher grade gold discoveries that have resulted from subsequent drilling. Completion of this PFS was dictated by the timing of license renewal obligations to the Government of Sénégal, and the PFS does not incorporate optimization studies which are currently under way. We expect to issue a revised PFS in the second calendar quarter of 2010. This revised PFS will incorporate the results of post-May 2009 resource drilling, include new higher grade discoveries and higher grade extensions of known deposits, and the results of optimization studies. The PFS cited excellent preliminary metallurgical results.

Oromin Explorations Ltd.
Six months Ended August 31, 2009
Management Discussion and Analysis - AMENDED
Page 2 of 7

4.

Our September 9, 2009 release also discussed our developing understanding of the Sabodala geology. We described how the gold deposits and prospects on our concession occur within a five kilometre wide, northeast trending structural corridor which runs for 20 kilometres along the entire length of the concession. We set out that the western part of the corridor is associated with lower grade, bulk tonnage gold deposits including OJVG’s Masato, Niakafiri Southeast and Maki Medina deposits as well as MDL’s adjacent Sabodala and Niakafiri deposits which MDL has put into production in 2009. We also described how the eastern side of this corridor, entirely contained on the OJVG concession, is host to all of OJVG’s higher grade occurrences (at Golouma West, Golouma South and Kerekounda), recent higher grade discoveries (at Epsilon, Golouma Northwest and Cloverleaf), and a number of so far untested targets. Our work in identifying new higher grade targets and defining higher grade zones within our known deposits is ongoing, and many second and third tier anomalies remain untested by drilling.

5.

On October 7, 2009 we issued a news release about the Sabodala Gold Project setting out higher grade drill results from the recently defined Epsilon deposit, successful higher grade deep drilling results at the Golouma West and Golouma South deposits, robust results from near surface infill drilling at the bulk tonnage Masato deposit, encouraging results from trenching at the early stage Kobokoto Alpha prospect, and a new discovery – named Kotouniokolla – defined by rock samples over a gold-in-soil anomaly. This release portrays the continuing development of resources by our ongoing exploration programs at Sabodala.

6.

Our October 7, 2009 news release also reported that Mr. Ken Kuchling, P.Eng., has been appointed as Oromin’s Vice President of Engineering. Ken holds a Master’s degree in mining engineering, and has over 28 years experience in mining operations and consulting industries, covering numerous commodities including gold, diamonds, potash, copper and molybdenum. His engineering background includes pre-feasibility and feasibility studies, international due diligence reviews, permitting, mine geology, geotechnical engineering, tailings engineering, mine design and equipment selection. Ken will oversee the optimization work currently under way for the Sabodala Gold Project.

7.

News releases issued April 14 and May 14, 2009 during the first fiscal quarter also described significant drilling results and other progress at the Kerekounda, Golouma West, Golouma South, and Masato gold targets.

8.

On May 4, 2009 we received a payment of USD $1.4 million from Otto Energy Ltd. giving effect to agreements announced in January 2009 formalizing Otto’s farm-in to the Santa Rosa oil and gas project in the Province of Mendoza, Argentina, whereby Otto could earn a 32.48% interest by providing the first USD $1.4 million portion of a 2009 Exploration Program and Budget of US $4.1 million, with the balance of the program to be funded pro rata 67.52% by Oromin and 32.48% by Otto.

9.

In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession. As announced by our news release of July 28, 2009 the well reached a total depth of 1,270 meters in basement rocks and did not encounter hydrocarbons. There continues to be evidence of geological potential for hydrocarbon traps, and Exploraciones Oromin S.A. has not abandoned the Santa Rosa oil and gas play. A preliminary recommendation for the drilling of two more test wells is under consideration, seeking the target Cacheuta formation, among others, to the west of the first test well location. The joint venture is contemplating seeking farm-in terms from as yet unidentified third parties to drill these additional high-risk wildcat wells. Recognizing that the dry hole is indicative of probable impairment of the carrying costs of the Santa Rosa project, we have written down the costs of our investment in this project with the exception of the most recent acquisition, tenure and exploration bond costs, which total $1,103,033. Exploraciones Oromin S.A.’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014.

Oromin Explorations Ltd.
Six months Ended August 31, 2009
Management Discussion and Analysis - AMENDED
Page 3 of 7

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project, focusing on resource expansion and optimization studies for the revised PFS. This will include the continued drilling and inclusion of new higher grade gold targets, such as Epsilon, Golouma Northwest, Cloverleaf and Kobokoto, and the drilling and inclusion of higher grade down-dip extensions of current Indicated Resources at the Kerekounda, Golouma West and Golouma South deposits.

We intend to seek new third-party funding for the Santa Rosa oil and gas project.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on the Sabodala project during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. The conclusion of our $20 million financing in June has provided a comfortable level of funding to support our activities.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statement” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Comment on Recent and Current Economic Conditions

The financing recently completed provides evidence that our management group is able to successfully finance during current market conditions We have considered whether the current economic challenges could indicate possible impairment of the carrying values of our resource projects. Following a focused review, we have concluded that conditions suggesting impairment are not present at the Sabodala Gold Project. Among other matters, we have very active exploration programs under way at that project. As described above under “Overall Performance” we have taken a provision for impairment at the Santa Rosa oil and gas prospect.

At this stage of its development, Oromin does not generate cash flow and is a large consumer of cash resources in carrying on its exploration business. Considering management’s track record of continuing operations during past difficult markets, and the indicated quality of our projects, we maintain our opinion that the Company is likely to continue on a going-concern basis for the current and subsequent fiscal years.

From our point of view, our essential conclusion at this time is to carry on with our business strategy of advancing our projects and mobilizing a similar scale of human and technical resources as in 2008. We believe the progress of our efforts, as reported above under “Overall Performance”, readily supports this conclusion.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our expenses for the three months ended August 31, 2009 were approximately $2.9 million, up significantly from approximately $670,000 in the preceding year’s second quarter. Removing the effect of the large but non-cash item stock-based compensation, our costs increased from approximately $417,000 to approximately $460,000. Salaries increased materially on the payment of a bonus to a senior officer in recognition of completing the June financing on attractive terms. Most other expense cost centres decreased in the 2009 second quarter, with sharp decreases in professional services, and in travel and public relations costs. Salary costs also reflect the costs of supporting our expanding activities at the Sabodala and Santa Rosa projects. Professional fees costs have diminished, in part because we are now in our third year of complying with Sarbanes-Oxley legislation in the United States, and major start-up costs have ended. We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as our projects continue to mature.

Oromin Explorations Ltd.
Six months Ended August 31, 2009
Management Discussion and Analysis - AMENDED
Page 4 of 7

We experienced a major adverse effect on our interest income, as our cash balances diminished at the same time as market rates deteriorated dramatically. We also experienced an adverse increase in foreign exchange effects, attributable to our holdings of USD monetary balances while the U.S. dollar decreased significantly from over 1.25 in February 2009 to less than 1.09 in August.

Summary of Quarterly Results
	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	August 31,	May 31,	February 28,	November	August 31,	May 31, February 29,		November
	2009	2009	2009	30, 2008	2008	2008	2008	30, 2007
Total assets	$64,952,046	$50,770,794	$49,368,607	$48,290,046	$47,902,708	$48,567,218	$48,205,346	$45,154,830
Resource properties and deferred costs	47,021,509	44,261,851	40,292,264	36,204,517	31,834,611	26,508,057	21,246,506	17,567,037
Working capital	5,041,973	(2,828,239)	4,496,466	9,571,288	13,594,817	19,266,954	24,508,196	26,464,216
Shareholders’ equity	61,508,139	46,550,789	47,036,248	46,256,440	45,916,040	46,161,842	46,030,061	44,502,094
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(5,781,700)	(479,470)	545,408	398,069	(510,118)	(5,007,544)	813,144	(1,302,009)
Earnings (loss) per share	(0.06)	(0.01)	0.01	0.00	(0.01)	(0.07)	(0.00)	(0.01)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. We experienced a very large charge to the non-cash expense category for stock-based compensation, since the Company made significant grants of incentive stock options in July 2009, and incurred a large cost on the recognition of impairment at the Santa Rosa oil and gas project. Other than the factors leading to changes in managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements.

Liquidity

The financing completed June 19, 2009 has provided a significant cash position to the Company, expected to be sufficient to support its aggressive programs at the Sabodala gold project in Senegal

Capital Resources

The financing completed in June has provided robust capital resources to the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 15 to our year-end audited financial statements. Pursuant to informal agreements with companies which share the office premises, Oromin expects to pay approximately 60 per cent of the annual amounts set out in that note.

Related Party Transactions

During the six months ended August 31, 2009, the Company incurred professional fees of $258,540 with directors or companies controlled by directors. These payments were comprised of $120,990 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $137,550 for legal services accrued or paid to a law practice controlled by a director and officer of the Company. These payments reflect intensive efforts both on the Sabodala pre-feasibility study and on the June financing and the drilling of the Santa Rosa prospect. The Company also paid salaries and benefits of $322,560 to its Chief Executive Officer and to one other director for salaried management services and for a significant bonus awarded in recognition of carrying out the June financing on favourable terms. In addition, associated with the financing, a senior officer and director placed certain free trading shares with outside investors, replacing these with restricted shares from the financing. The Company has made a provision to indemnify this person for certain tax costs which arise from the transactions, as set out in Note 10 to the financial statements, charging the related cost to the share capital account as a share issue cost.

Oromin Explorations Ltd.
Six months Ended August 31, 2009
Management Discussion and Analysis - AMENDED
Page 5 of 7

As at August 31, 2009, accounts payable includes $338,527 due to related parties. Approximately 70 per cent of this does not fall due until the second calendar quarter of 2010.

These transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties, in accordance with criteria set out by Canadian accounting authorities

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property. If economically recoverable reserves are developed, capitalised costs of the related property are reclassified as production assets and amortised using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is estimated using the Black-Scholes option pricing model. Consideration paid by option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income or loss for the period.

Adoption of new accounting standard

As described in Note 4 to the financial statements, the Company adopted a new accounting standard mandated by generally accepted accounting principles in Canada effective with the commencement of its 2009-2010 fiscal year. The standard has to do with goodwill and intangible assets. The adoption of this new standard has not had a material effect on the Company’s financial position or results during the fiscal period.

International Financial Reporting Standards (“IFRS”)

The Company provided the following disclosure in its financial statements for the period ended August 31, 2009: In February 2008 the Canadian Accounting Standards Board ("AcSB") confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

Oromin Explorations Ltd.
Six months Ended August 31, 2009
Management Discussion and Analysis - AMENDED
Page 6 of 7

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2009. We recommend that readers of our financial and other disclosures take note of the risk factors set out in our AIF.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 94,642,035 were outstanding at August 31, 2009 as set out in Note 7 to the financial statements. To the date of this report an additional 75,000 shares have been issued pursuant to a finder’s fee agreement.

Share purchase warrants

As at August 31, 2009 and the date of this report the Company had the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date

540,000	$ 2.75	November 15, 2009
2,700,000	$ 3.30	November 15, 2009(1)
900,000	$ 3.30	November 26, 2009(1)
4,140,000

(1) These warrants are subject to accelerated conversion provisions as described in Note 7(b) to the annual audited financial statements.

Incentive stock options

As at August 31, 2009, the Company had the following incentive stock options outstanding and exercisable:

Number of Stock Options	Exercise Price	Expiry Date

75,000	$ 0.40	June 1, 2010
84,000	$ 0.35	July 12, 2010
300,000	$ 0.70	September 15, 2010
75,000	$ 2.79	October 1, 2010
100,000	$ 0.80	November 22, 2010
1,621,000	$ 1.90	February 15, 2011
20,000	$ 2.02	April 21, 2011
100,000	$ 2.13	May 4, 2011
70,000	$ 2.04	January 9, 2012
200,000	$ 2.80	April 20, 2012
85,000	$ 2.91	May 8, 2012
100,000	$ 2.91	May 9, 2012
75,000	$ 3.40	March 1, 2013
2,320,000	$ 3.25	March 26, 2013
250,000	$ 3.00	May 14, 2013
3,870,000	$ 1.12	July 10, 2014
9,345,000

To the date of this report, an additional 75,000 options have been granted exercisable at $0.90 per share with expiry date October 7, 2014.

Vancouver, British Columbia	ÐÑÐÑÐÑ	October 31, 2009

Readers are referred to the Cautionary Statement on the last page of this document.

Oromin Explorations Ltd.
Six months Ended August 31, 2009
Management Discussion and Analysis - AMENDED

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.

Form 52-109F2R

Certification of refiled interim filings

This certificate is being filed on the same date that Oromin Explorations Ltd. (the “issuer”) has refiled the interim financial statements and interim MD&A for the period ended August 31, 2009.

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd.,  certify the following:

1.         Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended August 31, 2009.

2.         No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.                  Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.                  Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.                  Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)        designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)         material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)        information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)        designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1       Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2       N/A

5.3       N/A

6.         Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009 and ended on August 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 4, 2009

___”Chet Idzsiszek”____

Chet Idziszek

Chief Executive Officer

Form 52-109F2R

Certification of refiled interim filings

This certificate is being filed on the same date that Oromin Explorations Ltd. (the “issuer”) has refiled the interim financial statements and interim MD&A for the period ended August 31, 2009.

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd.,  certify the following:

1.         Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended August 31, 2009.

2.         No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.                  Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.                  Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.                  Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)        designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)         material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)        information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)        designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1       Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2       N/A

5.3       N/A

6.         Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009 and ended on August 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 4, 2009

__”Ian Brown”_______

Ian Brown

Chief Financial Officer

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
November 5, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD. ENTERS INTO A BOUGHT DEAL AGREEMENT

FOR GROSS PROCEEDS OF $6 MILLION

Vancouver, B.C., November 5, 2009 - Oromin Explorations Ltd. (“Oromin” or the “Company”) announced that it has entered into an agreement with a syndicate of underwriters led by Research Capital Corporation including Toll Cross Securities Inc. and Clarus Securities Inc.  (the “Underwriters”) whereby the Underwriters will purchase, on a bought deal basis, 7,059,000 common shares (“Common Shares”) from Oromin at a price of $0.85 per Common share for aggregate gross proceeds of $6,000,150 (the “Offering”).

The Common Shares will be offered in the Provinces of Ontario, Alberta, British Columbia and Saskatchewan by short form prospectus, and in such other jurisdictions, including the United States and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.  The Offering is expected to close on the week of November 30, 2009.

The Underwriters shall also have the option to purchase from the Company up to an additional 1,059,000 Common Shares issued under the final prospectus to cover over-allotments and for market stabilization purposes.

The net proceeds from the Offering will be used for Oromin for exploration and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 6, 2009

Item 3.

Press Release

November 5, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer arranges bought deal for $6 Million.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 6th day of November, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
November 5, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD. ENTERS INTO A BOUGHT DEAL AGREEMENT

FOR GROSS PROCEEDS OF $6 MILLION

Vancouver, B.C., November 5, 2009 - Oromin Explorations Ltd. (“Oromin” or the “Company”) announced that it has entered into an agreement with a syndicate of underwriters led by Research Capital Corporation including Toll Cross Securities Inc. and Clarus Securities Inc.  (the “Underwriters”) whereby the Underwriters will purchase, on a bought deal basis, 7,059,000 common shares (“Common Shares”) from Oromin at a price of $0.85 per Common share for aggregate gross proceeds of $6,000,150 (the “Offering”).

The Common Shares will be offered in the Provinces of Ontario, Alberta, British Columbia and Saskatchewan by short form prospectus, and in such other jurisdictions, including the United States and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.  The Offering is expected to close on the week of November 30, 2009.

The Underwriters shall also have the option to purchase from the Company up to an additional 1,059,000 Common Shares issued under the final prospectus to cover over-allotments and for market stabilization purposes.

The net proceeds from the Offering will be used for Oromin for exploration and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
November 20, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

CLARIFICATION OF SABODALA MINERAL RESOURCES

In its news releases dated September 9, 2009 and October 19, 2009 and material change reports dated September 15, 2009 and October 21, 2009, Oromin Explorations Ltd. (“Oromin”) reported that its Sabodala Property contained a global mineral inventory of almost 3 million ounces of gold.

This disclosure is not permitted by NI 43-101 and Oromin hereby retracts reference to the global mineral inventory.  As previously disclosed, the following estimated indicated and inferred mineral resources were contained within the global mineral inventory:

Higher Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)
Golouma West	0.5	6,100,000	2.60	505,000
Golouma South	0.5	2,220,000	4.20	297,000
Kerekounda	1.0	744,000	6.90	164,000
Total Indicated Mineral Resource Estimate		9,064,000	3.34	966,000

		Inferred Mineral Resource Estimate
Golouma West	0.5	502,000	3.00	48,000
Golouma South	0.5	13,000	3.50	1,000
Kerekounda	1.0	244,000	6.10	48,000
Total Inferred Mineral Resource Estimate		759,000	4.01	97,000

Lower Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)

Masato	0.5	32,800,000	1.20	1,220,000
	1.0	15,900,000	1.60	810,000
Niakafiri SE	0	0	0.00	0
Maki Medina	0	0	0.00	0
Total Indicated Mineral Resource Estimate @ 0.5 COG		32,800,000	1.20	1,220,000

		Inferred Mineral Resource Estimate
Masato	0.5	1,535,000	1.40	71,000
	1.0	1,000,000	1.90	60,000
Niakafiri SE	0.5	4,350,000	0.90	119,000
Maki Medina	0.5	1,500,000	1.50	70,000
Total Inferred Mineral Resource Estimate @ 0.5 COG		7,385,000	1.13	260,000

The balance of the ounces reported in the global mineral inventory reported by SRK Consulting are not considered to be indicated or inferred mineral resources as it is not known at this time whether such material has a reasonable prospect for economic extraction.

The foregoing resource estimate was calculated by SRK Consulting based on drilling up to May 2009 which included diamond core holes up to DH-475 and reverse circulation holes up to RC-625.  Since that date, Oromin has completed an additional 125 diamond core holes and a further 30 reverse circulation holes.  The objective of the bulk of these 155 new drill holes is to add additional resources and upgrade current resources at the Kerekounda, Golouma West, Golouma South and Epsilon deposits, all of which are categorized as higher grade gold deposits.

A revised and updated resource estimate is scheduled for completion in the second quarter of 2010 and will incorporate these new drilling results as well as additional drilling completed by the end of the first quarter of 2010.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2

Date of Material Change

November 20, 2009

Item 3

News Release

The news release was disseminated on November 20, 2009 by Stockwatch, Marketnews and Marketwire.

Item 4

Summary of Material Change

The Company announced that it is retracting references to a global mineral inventory that was contained in news releases dated September 9, 2009 and October 19, 2009 and material change reports dated September 15, 2009 and October 21, 2009 as this disclosure is not permitted by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone:

604.331.8772
Facsimile:

604.331.8773

Item 9

Date of Report

November 20, 2009

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
November 20, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

CLARIFICATION OF SABODALA MINERAL RESOURCES

In its news releases dated September 9, 2009 and October 19, 2009 and material change reports dated September 15, 2009 and October 21, 2009, Oromin Explorations Ltd. (“Oromin”) reported that its Sabodala Property contained a global mineral inventory of almost 3 million ounces of gold.

This disclosure is not permitted by NI 43-101 and Oromin hereby retracts reference to the global mineral inventory.  As previously disclosed, the following estimated indicated and inferred mineral resources were contained within the global mineral inventory:

Higher Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)
Golouma West	0.5	6,100,000	2.60	505,000
Golouma South	0.5	2,220,000	4.20	297,000
Kerekounda	1.0	744,000	6.90	164,000
Total Indicated Mineral Resource Estimate		9,064,000	3.34	966,000

		Inferred Mineral Resource Estimate
Golouma West	0.5	502,000	3.00	48,000
Golouma South	0.5	13,000	3.50	1,000
Kerekounda	1.0	244,000	6.10	48,000
Total Inferred Mineral Resource Estimate		759,000	4.01	97,000

Lower Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)

Masato	0.5	32,800,000	1.20	1,220,000
	1.0	15,900,000	1.60	810,000
Niakafiri SE	0	0	0.00	0
Maki Medina	0	0	0.00	0
Total Indicated Mineral Resource Estimate @ 0.5 COG		32,800,000	1.20	1,220,000

		Inferred Mineral Resource Estimate
Masato	0.5	1,535,000	1.40	71,000
	1.0	1,000,000	1.90	60,000
Niakafiri SE	0.5	4,350,000	0.90	119,000
Maki Medina	0.5	1,500,000	1.50	70,000
Total Inferred Mineral Resource Estimate @ 0.5 COG		7,385,000	1.13	260,000

The balance of the ounces reported in the global mineral inventory reported by SRK Consulting are not considered to be indicated or inferred mineral resources as it is not known at this time whether such material has a reasonable prospect for economic extraction.

The foregoing resource estimate was calculated by SRK Consulting based on drilling up to May 2009 which included diamond core holes up to DH-475 and reverse circulation holes up to RC-625.  Since that date, Oromin has completed an additional 125 diamond core holes and a further 30 reverse circulation holes.  The objective of the bulk of these 155 new drill holes is to add additional resources and upgrade current resources at the Kerekounda, Golouma West, Golouma South and Epsilon deposits, all of which are categorized as higher grade gold deposits.

A revised and updated resource estimate is scheduled for completion in the second quarter of 2010 and will incorporate these new drilling results as well as additional drilling completed by the end of the first quarter of 2010.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.